Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

UK North Sea: Forvie North Obtains Field Development Consent

Paris, April 7, 2005 – Total announces that the UK Department of Trade & Industry has granted Field Development approval for the Forvie North gas and condesate field, located some 440 kilometres northeast of Aberdeen in the northern North Sea Block 3/15.

The Forvie North discovery, located 33 kilometres south of the Alwyn North platform, was made in June 2002. Forvie is operated (100%) by Total and will be developed as a satellite to Alwyn North. First production is expected in late 2005.

At plateau, the field will produce 18,600 thousand barrels of oil equivalent per day. A new high-pressure gas-condensate link will be constructed from Forvie to Alwyn North, the main production hub in the area. The Forvie subsea system has been designed with significant expansion capacity to allow the tie in of additional wells from promising nearby exploration prospects and, subject to commercial agreements, from certain fields in the Norwegian sector.

Total is constantly seeking opportunities in the North Sea by developing new reserves from its own portfolio while providing infrastructure that can offer solutions for the needs of other operators. In 2004 Total’s equity production in the UK was 332,000 barrels of oil equivalent per day.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com